FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                December, 2002

       HEALTHCARE TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

      3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

1. An Annual General Meeting of the Shareholders of Healthcare Technologies Ltd., an Israeli corporation (the "Company"), was held at 10:45 a.m. on December 31, 2002 at 32 HaShaham Street, Petach Tikva 49170, Israel. A quorum was present and acting throughout the meeting. All of the following matters that were on the Agenda (and which were previously described in greater details in a Proxy Statement that was sent to the Shareholders) were approved by the requisite vote of the Shareholders:

a. Election of one Class B Director (Mr. Israel Amir) and two Class D Directors (Messrs. Daniel Kropf and Yacov Ofer), to serve as such pursuant to the Company's Articles of Association.

b. Presentation of Financial Statements, Auditors' and Directors' reports for the fiscal year 2001.

c. Re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorizing the Company's Board of Directors to determine their remuneration.

d. Approval of payment of fees in the amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001.

e. Approval of payment of consulting fees to Mr. Israel Amir, a member of the Company's board of directors, for the provision of financial and organizational consulting services, at a monthly rate of NIS 24,000 (equivalent to approximately $5,000) plus Value Added Tax, and certain other terms of his engagement by the Company.

2. Attached hereto is a copy of a press release dated December 31, 2002, pursuant to which the Company announced that it and its subsidiary, Savyon Diagnostics Ltd., entered into an agreement with Dr. Martin Lee, founder and former chief executive officer of Great Smokies Diagnostic Laboratory, to organize a new Israeli company to acquire Savyon's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.

(Registrant)

By: /s/ Daniel Kropf

Daniel Kropf

Chairman of the Board

Dated: January 3, 2003

PORTFOLIO PR

FOR IMMEDIATE RELEASE
FOR:	Healthcare Technologies, Ltd.
CONTACT:	Daniel Kropf Chairman and CEO 011-972-3-9229015
PORTFOLIO PR CONTACT:	Paul Holm 212-736-9224 mailto:Pholm@portfoliopr.com http://www.portfoliopr.com
HEALTHCARE TECHNOLOGIES' SAVYON DIAGNOSTICS SPINS OFF CLINICAL LABORATORY DIAGNOSTICS BUSINESS FOR $1.9 MILLION TO FORM NEW COMPANY
New Company to be Equally Owned by HealthCare and Dr. Martin Lee, Founder and Former CEO of Great Smokies Diagnostic Laboratory
Savyon to Continue to Own and Operate Clinical Laboratory Genetic Diagnostics Business

ASHDOD, ISRAEL, December 31 2002 --- Healthcare Technologies (NASDAQ: HCTL) announced today that it and its subsidiary, Savyon Diagnostics Ltd., entered into an agreement with Dr. Martin Lee, founder and former chief executive officer of Great Smokies Diagnostic Laboratory, to organize a new Israeli company to acquire Savyon's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. Savyon will continue to own and operate its clinical laboratory genetic diagnostics business.

HealthCare and Dr. Lee will each own fifty percent of the newly organized company, and Dr. Lee will be the chief executive officer of this company. The purchase price will be payable as follows:

$770,000 was paid upon the execution of the agreement, $430, 000 will be paid within 90 days and the remaining $700,000 will be paid in 35 monthly installments of $20,000 each. The funds to pay the first $1.2 million of the purchase price will be provided to the new company in the form of loans from Dr. Lee.

Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals. He has thirty-eight scientific publications, has been issued four U.S. patents, and has two pending.

Healthcare - Savyon - Page 2

Daniel Kropf, Chairman and President of Healthcare Technologies, commented, "The opportunity to work together with such a distinguished senior veteran of the medical diagnostics industry as Dr. Lee, makes us all very excited about the future of this new company that we are now creating. Dr. Lee has a long professional career as a laboratory director and scientist, as well as an entrepreneur and businessman. His relationship with Healthcare Technologies provides crucially needed access to the U.S. markets. At the same time, his tremendous scientific and business experience in clinical medicine, clinical diagnostics, project management and product development makes him the perfect CEO to lead our new venture. We look forward to sharing future accomplishments with Dr. Lee."

Dr. Nir Navot, the current CEO of Savyon Diagnostics will continue to manage Savyon's clinical laboratory genetic diagnostics business aiming to develop it as a leading provider of molecular biology-based tools for the diagnosis of genetically inherited disease and predisposition to disease.

About Healthcare Technologies:
Healthcare Technologies, through its subsidiaries, Savyon Diagnostics, Gamidor Israel Ltd., Danyel Biotech Ltd., specializes in the development, manufacture and marketing of clinical diagnostic test kits and provide services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

# # #

This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

This press release is available on the PortfolioPR web site at www.portfoliopr.com